

January 28, 2011

Yu Chuan Yih
President and Chief Executive Officer
LJ International Inc.
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong

> **Re:** **LJ International Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **File No. 0-29620**

Dear Mr. Yih:

We have reviewed your response letter dated January 13, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 22

Critical Accounting Policies, page 23
Goodwill Impairment, page 24

1. We reviewed your response to comment one in our letter dated December 10, 2010. Since the fair value of the iBBC reporting unit is similar to its carrying value, we believe that you should disclose information for investors to assess the probability of a future material impairment charge. As such, please disclose the following in future filings:

- the percentage by which fair value exceeded carrying value as of the date of the most recent test;
- a description of the key assumptions used and how the key assumptions were determined;
- a discussion of the degree of uncertainty associated with the key assumptions; and
- a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-9

2.   We reviewed your response to comment two in our letter dated December 10, 2010. It appears that the closure of retail stores is within the scope of ASC 420. As such, you should disclose the costs associated with the closure of retail stores and other applicable information outlined in ASC 420-10-50-1 to the extent such activities and/or costs are material to your operating results. Please tell us the amount of costs incurred in connection with store closures for each year presented, and why you believe the disclosures required by ASC 420-10-15-4 are not applicable to your facts and circumstances.

Item 15. Controls and Procedures, page 62
(b) Management's annual report on internal control over financial reporting, page 62

3.   We reviewed your response to comment eight in our letter dated November 5, 2010. We understand that your Financial Controller is primarily responsible for preparing the financial statements under U.S. GAAP and that your CFO and Senior Vice President supervise the preparation of the financial statements and the evaluation of the effectiveness of your internal control over financial reporting. However, it appears that the employees who have primary responsibilities of preparing and supervising the preparation of your financial statements under U.S. GAAP have limited knowledge of U.S. GAAP and do not have professional experience with U.S. GAAP and SEC rules and regulations. As such, it is unclear to us how you reasonably concluded that you do not have any material weaknesses in internal control over financial reporting as of December 31, 2009 given the limited knowledge and professional experience of such persons in U.S. GAAP and SEC rules and regulation. Please advise in more detail and explain to us how you conclude that the limited knowledge of U.S. GAAP and professional experience with U.S. GAAP and SEC rules and regulation of the employees primarily responsible for preparing and supervising the preparation of financial statements under U.S. GAAP do not result in a material weakness in internal control over financial reporting. In addition, please expand your risk factors to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include the fact your books and records are maintained and prepared on PRC GAAP and the employees who have responsibilities of preparing and supervising

the preparation of the financial statements under U.S. GAAP have limited knowledge of U.S. GAAP and do not have professional experience with U.S. GAAP and SEC rules and regulations. Finally, please explain to us how you are able to conclude that internal control over financial reporting is effective at the end of the year in light of the limited knowledge and professional experience with U.S. GAAP and SEC rules and regulations of the persons primarily responsible for preparing and supervising the preparation of your financial statements under U.S. GAAP, or revise your assessment of the effectiveness of your internal control over financial reporting as appropriate.

In addition to providing risk factor disclosure, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures and internal control over financial reporting under Item 15 of Form 20-F.

Note 12. Common Stock and Warrants Other Than Stock-Based Compensation, page F-35

4.   We reviewed your response to comment 19 in our letter dated December 10, 2010. It does not appear that you provided an analysis of your evaluation of the balance sheet classification of the warrants as previously requested. We note that the exercise price of outstanding warrants is subject to adjustment if you issue common stock in certain circumstances at a price lower than the exercise price of the warrants. The guidance in ASC 815-40-15-7D states that an instrument's strike price or the number of shares used to calculate the settlement amount is not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment or whether such adjustment is in an entity's control. If an instrument's strike price or the number of shares used to calculate the settlement amount is not fixed, the instrument is still considered to be indexed to your own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares. As previously requested, please explain to us how you evaluated the anti-dilution provisions in determining whether or not the warrants are indexed to your common stock and qualify for the first part of the scope exception in ASC 815-10-15-7(a). Also, in light of your statement that the warrants are not indexed to your common stock, please tell us your basis in GAAP for classifying the warrants as equity awards rather than liability awards. Please refer to ASC 815-40-15-7D through 815-40-15-7F and ASC 815-40-55-33 through 815-40-55-34.

Note 14. Stock-Based Compensation, page F-38

5.   We reviewed your response to comment 20 in our letter dated December 10, 2010. As previously requested, please tell us how you considered the guidance in paragraphs (d)(2) and (e) of ASC 710-10-50-2 regarding disclosure of the intrinsic value of stock options exercised during each year presented and the aggregate intrinsic value of options outstanding and exercisable at the most recent balance sheet date.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief